Mail Stop 3561

June 19, 2006

Herbert A. Granath, CEO
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

> **RE:** **Media & Entertainment Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-128218**
> **Amendment Filed May 11, 2006**

Dear Mr. Granath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Currently the company's registration statement does not contain a detailed discussion of how the company will dissolve and return shareholder funds in the event that it does not find a business combination within the required timeframe. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation

"(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. In this respect the staff is looking for a discussion of the procedures the company will follow to distribute the trust funds and dissolve the company, the costs associated with such procedures, and the timeframe associated with these procedures.

2.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.70, or 96% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is disclosed.

3.   We note that the indemnification of claims against the trust only covers claims by vendors. Clarify what this covers and any limitations this places upon indemnification of claims against the trust.

4.   Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted by claims against the trust.

5.   We note that the company is selling warrants to insiders pursuant to a private placement at a price of $1.00 per warrant. Please include a discussion of how the company determined to sell its' warrants at this price and clarify whether this was an arm's length transaction in an appropriate section.

6.   Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

Registration Statement Cover Page

7.   We note the revision to the registration statement cover page. Since these shares
        were included in the initial registration statement, the initial filing fee, $117.70
        applies to these shares. Please revise the fee table accordingly.

Prospectus Cover Page

8.   We note the statement that the company, as its name suggests, "intend[s] to focus
        on identifying a prospective target business in the entertainment, media and
        communications industries." Clarify whether the company is limited to these
        industries or whether the company may target a business in any industry. We
        may have further comment.

9.   Please reconcile the statement that the private placement warrants are identical to
        the warrants being issued in the prospectus except that the private placement
        warrants may be exercised on a cashless basis with the disclosure in the summary
        that the private placement warrants are not subject to redemption.

Prospectus Summary

10.   Please clarify your discussion under "Offering proceeds to be held in trust" on
        pages 6-7. Currently the conversion value associated with a shareholder who
        elects to convert his shares instead of participating in an approved merger is
        unclear. On page 6 you state that $7.70/Unit is held in trust while page 7 appears
        to indicate that investors would receive $7.46. In addition, please clarify whether
        public shareholders will also be entitled to a pro-rata portion of the $1.8 million in
        warrant proceeds placed in trust.

11.   We note your statement that the purchaser of $1,100,000 of your warrants "has
        agreed not to sell or transfer its existing stockholders' warrants (or any of the
        underlying shares of common stock) until 90 days after the date of this prospectus
        …" As an initial matter, please name initial stockholder who is purchasing these
        warrants and any relationships that the stockholder may have to the company.
        Also, please clarify whether these warrants, or a portion thereof, will be included
        in your Stock Escrow Agreement. In addition, please discuss the applicability of
        the Ken Worm letter to these securities.

12.   Please revise the reference to "certain activities" that officers, directors, and their
        affiliates may be reimbursed for the expenses to state the specific activities that
        may be reimbursed.

13.　　We note the statement that the ability of the officers and directors to remain after the business combination will not be <u>the determining factor</u>. Clarify that is may be one of the determining factors and discuss the potential conflicts of interest that may arise.

14.　　On page 9 you state that "[i]nvestors in this offering that do not subsequently sell, or who receive less than $6.00 for the warrants included in the units … may have a disincentive to exercise their conversion rights because the amount they would receive upon conversion could be less than their original or adjusted purchase price." Please clarify the meaning and purpose of this disclosure to the staff. In this regard, we note that warrant holders do not have conversion rights.

15.　　We note your page 9 disclosure that you "view the procedures governing the approval of [y]our initial business combination, each of which are set forth in [y]our certificate of incorporation, as obligations to [y]our public stockholders" and that you will not seek their amendment. In appropriate sections throughout your document, please revise to specifically name those procedures covered by this statement, and state the Article in which they are located in your Certificate of Incorporation. In addition, please specifically state that these obligations are "terms of your offering."

16.　　Please revise the reference to "certain limited exceptions" to the ability to transfer shares from escrow to specify these limited exceptions.

Risk Factors, page 12

17.　　Please revise risk factor eight to discuss the risk to the company and/or investors.

18.　　Since you disclose in the summary that you anticipate your current officers and directors plan to stay with the company following a business combination, please revise the focus of risk factor 10 to clearly state the risks, including potential conflicts of interest. Clearly state those officers and directors that plan to stay with the company following a business combination.

19.　　Clearly disclose in risk factor 13 any current affiliations with companies in the entertainment, media and communications industries by existing stockholders that may be considered a potential target business. Disclose whether the existing stockholders are aware of any potential opportunities with these affiliated companies. Also, please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? We may have further comment.

20.   We note that you are relying upon an exemption in issuing the warrants to existing stockholders in the private placement. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility.

21.   Please clarify the text of risk factor 24. In particular, the third bullet point should be revised to reflect the fact that there are two independent requirements which must be satisfied in order to consummate a merger. In addition, please disclose the "certain amount of the net proceeds" of the offering to be placed in trust, and "the time periods specified in this prospectus" in your discussion here.

22.   Please revise heading to risk factor 27: "If our existing stockholders exercise their registration rights …" to clarify the impact such registration would have on your stock price, and, if applicable, your warrant and unit prices.

Use of Proceeds, page 24

23.   Please include a separate line item in your tabular presentation to reflect your anticipated repayment of $200,000 in loans to officers and directors. In addition, please clarify whether these loans have any rights or claims against the trust account. In this respect it would appear that the loans are repayable when the initial public offering is consummated and that a failure to pay such amount on said date would be a default.

24.   Please disclose in the use of proceeds table how you plan to use the $100,000 that will not be held in trust and that is in addition to the $3.34 million in interest.

25.   We note the statement that the use of proceeds, as stated in the table on page 24, are estimates only and the actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss the specific circumstances that would require management to alter the use of proceeds from this offering and discuss specific alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

26.   We note that the company contemplates meeting its working capital requirements largely from the interest earned on the trust account. Please include a discussion of whether management believes that the interest earned and made available will be sufficient in amount and timing to allow the company to pursue its business objectives.

27.   Please clarify your statement on page 25 that "[u]pon the consummation of an initial business combination, the deferred portion of the underwriting discount and the full amount of the representative's non-accountable expense allowance will be released … less approximately $7.46 …"

Dilution, page 29

28.   Please explain how the underwriting expenses of $2,700,000 that have been deferred pending a business combination have been treated in the numerator of your pro forma net tangible book value calculation. Based on footnote 3 on page 24, it appears these expenses have not been deducted in the calculation of $86.7 million in net proceeds. If so, then it would appear this amount should be deducted in your calculation of pro forma net tangible book value on page 29. Please revise accordingly.

Executive Compensation, page 48

29.   Please specify the number of options granted to your management and directors within the text of this related paragraph. In addition, please state the value of these options and disclose their classification.

Certain Transactions, page 54

30.   The company appears to be styling the April 2006 stock purchases by Messrs. Weden, Roskin and Reilly as transfers between private parties. However, you also indicate that "[t]he private transfers were made in consideration of the commitment of each of Messrs. Weden, Roskin, and Reilly to purchase existing stockholders' warrants simultaneously with the consummation of this offering." As the warrant purchases will be directly from the company, and do not appear designed to benefit the existing shareholders directly, please clarify why treating this transaction as a private transfer is the most appropriate treatment. Disclose the exemption relied upon in the sale of these shares. Discuss the applicability of the Ken Worm letter to this transaction. We may have further comment. This comment is equally applicable to the other transfers described on page 54.

31.   Please disclose the business activities of Messrs. Tirinato, Maggin and Astor Asset Management, their relationship to the company and its officers and directors, and clarify the amount of warrants that they will purchase.

32.   We note that your disclosures under this section indicate that you have issued stock options to various members of your management and your board of directors. Please confirm that none of these grants would require additional disclosures pursuant to Item 201(d) of Regulation S-K or other applicable provisions of Regulation S-K.

Other Terms, page 64

33.   We note your disclosure that you "have granted Jessup & Lamont Securities Corporation and Capitalink, LC the right to have its respective designees present" at your board meetings until you consummate a business combination. Please clarify who Capitalink, LC is. In addition, please clarify what the finders' fee payable to Capitalink, LC relates to and disclose the dollar amount payable to them.

Sale to Hearst Corporation, page 64

34.   We note that the company appears to be engaging in a directed share program whereby the company will sell approximately 10% of its offering to Hearst Corporation. Please clarify the procedures that the company and/or underwriters followed in conducting this program. If other people or entities were contacted about participating, please advise us of this fact. In this regard we are looking for a discussion of who was contacted, by whom, the dates on which they were contacted and any information provided to the investor or potential investor. With respect to the foregoing, please provide the staff with copies of any written materials sent by the company or the underwriter. In addition, please confirm whether information relating to Hearst's stock purchases would need to be presented in your beneficial ownership tables. Finally, please disclose whether the company will, or has, considered purchasing a Hearst-related business or collection of assets. We may have further comment.

Financial Statements

Note 2 – Proposed Public Offering, page F-8

35.   Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be

settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

36. Since the underwriter purchase option expires five years from the date of the prospectus, please explain your basis for using an expected life of four years in your Black-Scholes calculation. Please note analogous guidance on the expected term of employee share options and similar instruments included in paragraph A28(a) of SFAS 123R. This guidance, carried over from paragraph 280(a) of SFAS 123 states an option's expected term must at least include the vesting period. In general, we believe this concept applies to options issued to third parties and, in this case, it appears the option issued to the underwriter should be valued considering an expected life equal to the full contractual term, five years.

37. Please provide us with a schedule listing each representative company in the representative sample used for your volatility estimate, their market capitalization, their volatility, and the term and interval of the volatility (e.g. five year term and daily interval).

Part II

Recent Sales of Unregistered Securities

38. We note the April 2006 sale of shares from certain officers and directors to individuals in consideration of their commitment to purchase existing stockholders' warrants simultaneously with the consummation of this offering. We also note the private placement of warrants to occur simultaneously with the consummation of this offering. Provide a written legal analysis as to the availability of an exemption from registration of this offering, and why it should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June 26, 1990). Also discuss how the sales between shareholders complied with the Ken Worm letter. We may have further comment.

39.   Name the individuals who will purchase the warrants in the private placement.

Undertakings

40.   Please provide the undertakings required by Item 512(a)(6) of Regulation S-K as applicable.

Exhibits

Exhibit 10.32

41.   In reviewing your Subscription Agreements – starting with Exhibit 10.32, the staff noted that you appear to be offsetting the gross proceeds of your Founders' Warrant sales against existing loan balances. However, your document does not appear to reflect this. Please revise your disclosure throughout your document to more appropriately reflect this transaction, including the net proceeds that will be available to the company.

Exhibit 10.44

42.   We note that the company has filed an "agreement" whereby your management has agreed not to propose or vote in favor of any amendment to the Company's Certificate of Incorporation. Please clarify with whom these parties are agreeing for purposes of this contract, state the sufficiency of the consideration paid, and indicate whether there are any third party beneficiaries associated with the contract as well as whether they may have rights to enforce the contract.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Alan I. Annex, Jr., Esq. & Anthony Marsico
212-801-6400 (facsimile)